UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Sociedad Química y Minera de Chile S.A.

(Name of Issuer)

Series A Common Stock, no par value (“Series A Shares”)

Series B Common Stock, no par value (“Series B Shares”)

(Title of Class of Securities)

Series A Shares: 833636103

Series B Shares: 833635105

(CUSIP Number)

Wayne R. Brownlee

Executive Vice President, Treasurer and Chief Financial Officer

Potash Corporation of Saskatchewan Inc.

Suite 500, 122 – 1st Avenue South

Saskatoon, Saskatchewan

Canada S7K 7G3

(306) 933-8500

with a copy to

Robert A. Profusek

Jones Day

250 Vesey Street

New York, New York 10281-1047

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 833635105 / 833636103	(Page 2 of 9)

1	NAMES OF REPORTING PERSONS: Potash Corporation of Saskatchewan Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Saskatchewan, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 64,056,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 64,056,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 64,056,568 Series A Shares (See Item 5) 20,166,319 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.85% of Series A Shares (See Item 5(a)) 16.75% of Series B Shares (see Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 833635105 / 833636103	(Page 3 of 9)

1	NAMES OF REPORTING PERSONS: Inversiones PCS Chile Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 15,526,000 Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 15,526,000 Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,526,000 Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.87% of Series A Shares (See Item 5(a)) 0% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 833635105 / 833636103	(Page 4 of 9)

1	NAMES OF REPORTING PERSONS: Inversiones El Boldo Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 29,330,326 Series A Shares (See Item 5) 17,963,546 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: - 0 - Series A Shares (See Item 5) - 0 – Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 29,330,326 Series A Shares (See Item 5) 17,963,546 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,330,326 Series A Shares (See Item 5) 17,963,546 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.54% of Series A Shares (See Item 5(a)) 14.92% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 833635105 / 833636103	(Page 5 of 9)

1	NAMES OF REPORTING PERSONS: Inversiones RAC Chile Limitada I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Series A Shares: Not Applicable Series B Shares: Not Applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Chile

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	8	SHARED VOTING POWER: 19,200,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)
	9	SOLE DISPOSITIVE POWER: - 0 - Series A Shares (See Item 5) - 0 - Series B Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER: 19,200,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 19,200,242 Series A Shares (See Item 5) 2,202,773 Series B Shares (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.44% of Series A Shares (See Item 5(a)) 1.83% of Series B Shares (See Item 5(a))
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 833635105 / 833636103	Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 10 amends the Schedule 13D, dated November 2, 2001, as amended (the “Schedule 13D”), of Potash Corporation of Saskatchewan Inc. (“PCS”) and the PCS affiliates listed in Item 2 with respect to Series A Shares and Series B Shares, of Sociedad Química y Minera de Chile S.A. (the “Issuer”), a company organized under the laws of the Republic of Chile. The principal executive offices of the Issuer are located at Moneda 970, Floor 15, Santiago, Chile. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

This statement is filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, by the persons listed below (the “Reporting Persons”).

(1) PCS, a corporation organized under the laws of Canada, is (together with its subsidiaries) an integrated fertilizer and related industrial and feed products company engaged in the production of potash, phosphate and nitrogen products. The principal business address of PCS is Suite 500, 122 — 1st Avenue South, Saskatoon, Saskatchewan, Canada S7K 7G3.

(2) Inversiones PCS Chile Limitada (“PCS Chile”) is a limited liability company organized under the laws of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. PCS beneficially owns the entire equity interest in PCS Chile.

(3) Inversiones El Boldo Limitada (“Chile Holdco”) is a limited liability company formed under the laws of Chile principally for the purpose of acquiring and holding shares of the Issuer. Its principal business address is Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. PCS beneficially owns the entire equity interest in Chile Holdco.

(4) Inversiones RAC Chile Limitada (“RAC”) is a limited liability company formed under the laws of Chile and was acquired by PCS principally for the purpose of acquiring and holding shares of the Issuer. Its principal address is: Avenida Apoquindo 3721, Piso 12, comuna de Las Condes, Santiago, Chile. PCS beneficially owns the entire equity interest in RAC.

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change, except that on April 17, 2017, the Reporting Persons, on the one hand, and Sociedad de Inversiones Pampa Calichera S.A., Kowa Company Ltd. and certain of their respective affiliates, on the other hand (the “Pampa Shareholders”), signed a letter agreement (the “Letter Agreement”) providing that the Pampa Shareholders would take actions available to them so long as they are shareholders such that, in the event that the member of the Board of Directors of the Issuer (the “Board”) elected by the Class B shareholders ceases to serve as such for any reason, (a) none of the Pampa Shareholders will vote any Issuer shares or take any other action that affects the election of his successor or any future successor (the “Class B Successor”) and (b) each of the Pampa Shareholders will take all actions available to it to ensure that the Board does not approve any Class B Successor whose election was not approved by majority vote of the Class B shares (excluding any shares beneficially owned by any Pampa Shareholders or as to which any Pampa Shareholder has a proxy or exercises any voting control) or by the PCS Shareholders, as the case may be. In addition, for the term of the Board elected at the 2017 annual shareholders meeting, the parties agreed that they will take all action available to them so that (1) no matter is approved by the Board unless it is affirmatively approved by at least five of the eight members of the Board and (2) the Chairman of the Board does not exercise a casting vote under the by-laws if there is a tie, but rather uses all efforts to break any tie by pursuing business with a majority of the members of the Board. The parties also agreed to support a dividend policy as set forth in Exhibit A to the Letter Agreement, which is attached as Exhibit 2 hereto and incorporated herein by reference.

(Page 6 of 9)

CUSIP No. 833635105 / 833636103	Schedule 13D

Item 5. Interest in Securities of the Issuer.

(a) The Series A Shares and Series B Shares beneficially owned by each of PCS, PCS Chile, Chile Holdco and RAC are as follows:

	Number of Series A Shares	% of Class(1)	Number of Series B Shares	% of Class(2)	% of All Equity Securities of Issuer(3)
PCS(4)	64,056,568	44.85%	20,166,319	16.75%	32.00%
PCS Chile	15,526,000	10.87%	0	0%	5.90%
Chile Holdco	29,330,326	20.54%	17,963,546	14.92%	17.97%
RAC	19,200,242	13.44%	2,202,773	1.83%	8.13%

(1)	Based upon 142,819,552 Series A Shares outstanding as of December 31, 2015 (as reported in the Issuer’s Form 20-F filed with the Commission on April 21, 2016).
(2)	Based upon 120,376,972 Series B Shares outstanding as of December 31, 2015 (as reported on the Issuer’s Form 20-F filed with the Commission on April 21, 2016).
(3)	Based upon 142,819,552 Series A Shares and 120,376,972 Series B Shares of the Issuer outstanding as of December 31, 2015.
(4)	PCS beneficially owns all shares owned by it, PCS Chile, Chile Holdco and RAC.

(b) Because PCS beneficially owns the entire outstanding equity interest in PCS Chile, Chile Holdco and RAC, PCS has the power to vote or to direct the voting or to dispose or direct the disposition of all of the Series A Shares and all of the Series B Shares owned by PCS Chile, Chile Holdco and RAC. Except as otherwise disclosed herein, no person other than the Reporting Persons shares the power to vote or to direct the vote or to dispose or direct the disposition of any of the Series A Shares or the Series B Shares owned by the Reporting Persons.

(c) Not applicable.

(d) No change.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See description of the Letter Agreement in Item 4 above, a copy of which is attached as Exhibit 2 hereto and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of April 18, 2017, among Potash Corporation of Saskatchewan Inc., Inversiones PCS Chile Limitada, Inversiones RAC Chile Limitada, and Inversiones El Boldo Limitada

Exhibit 2	Letter Agreement, dated as of April 17, 2017, among the Reporting Persons and the Pampa Shareholders

(Page 7 of 9)

CUSIP No. 833635105 / 833636103	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2017

POTASH CORPORATION OF SASKATCHEWAN INC.

By:	/s/ Robert A. Kirkpatrick
Name: Robert A. Kirkpatrick
Title: Vice President, Deputy General Counsel and
Assistant Corporate Secretary

INVERSIONES PCS CHILE LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES RAC CHILE LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

INVERSIONES EL BOLDO LIMITADA

By:	/s/ Jose Maria Eyzaguirre B.
Name: Jose Maria Eyzaguirre B.
Title: Representative

(Page 8 of 9)

CUSIP No. 833635105 / 833636103	Schedule 13D

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement, dated as of April 18, 2017, among Potash Corporation of Saskatchewan Inc., Inversiones PCS Chile Limitada, Inversiones RAC Chile Limitada, and Inversiones El Boldo Limitada

Exhibit 2:	Letter Agreement, dated as of April 17, 2017, among the Reporting Persons and the Pampa Shareholders

(Page 9 of 9)